UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D /A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

ARC Wireless Solutions, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

03878k207
(CUSIP Number)

Greggory Schneider 10445 Wilshire Blvd. #1806 Los Angeles, CA 90024 310-365-8900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D 03878k207

1	NAME OF REPORTING PERSONS Greggory Schneider I.R.S. Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER n/a
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.47%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer Common Shares ARC Wirless Solutions, INC 6330 North Washington Street, Suite 13 Denver, Colorado, 80216-1146

Item 2. Identity and Background.

(a)	Name: Greggory Schneider

(b)	Residence or business address: 10445 Wilshire Blvd. #1806 Los Angeles, CA 90024

(c)	Present Principal Occupation or Employment: Investor

(d)	Criminal Conviction: none

(e)	Court or Administrative Proceedings: none

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration: Personal Funds

Item 4. Purpose of Transaction

Mr. Schneider believes the stock is grossly undervalued, having a liquidation value of $3.50/share without valuing the company's business. Mr. Schneider may engage in conversations with management about how to maximize shareholder value.

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; n/a

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; n/a

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; n/a

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; n/a

(e)	Any material change in the present capitalization or dividend policy of the issuer; n/a

(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
n/a

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; n/a

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
n/a

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or n/a

(j)	Any action similar to any of those enumerated above. n/a

Item 5. Interest in Securities of the Issuer.

(a)	200,000 Common Shares 6.47%

(b)	Not applicable.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
06/07/2011	155,400	$2.093
06/08/2011	6,500	$2.24
06/15/2011	7,000	$2.53
06/17/2011	31,100	$2.52

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. n/a

Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Greggory Schneider

Date: June 17 , 2011	By:	/s/ Greggory Schneider
Greggory Schneider